Pursuant to a request for confidential treatment pursuant to 17 CFR 200.83, the portions of this letter indicated have been redacted from the publicly filed document and have been furnished separately to the Division of Corporation Finance

August 10, 2017

Via Edgar

Mr. Larry Spirgel

Mr. Robert Littlepage

Division of Corporation Finance

Securities and Exchange Commission 100 F

Street N.E.

Washington, D.C. 20549

RE:	MDC Partners Inc.

Form 10-K for Fiscal Year Ended December 31, 2016 Filed March 1, 2017

Form 8-K Filed April 26, 2017

File No. 001-13718

Dear Mr. Spirgel and Mr. Littlepage:

Set forth below and attached is further information provided by MDC Partners Inc. (the “Company” or “MDC”) in connection with the ongoing discussions with the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”, the “Commission”, or “SEC”), regarding the Company's above-referenced filings. A confidential treatment request for the confidential information in this response is being made in a separate letter dated today. The confidential information in this letter is being provided to supplement our discussions. The information provided herein, except for the supplemental confidential information contained in this letter, is contained in a separate letter dated today that was filed with the Staff via EDGAR.

In connection with our ongoing discussions regarding the Staff’s unresolved comments relating to the Company’s aggregation of reportable segments in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 280-10, please find attached as Exhibit A the Memorandum to File re: Aggregation of Operating Segments.

* * *

Please direct any questions concerning the above responses to the undersigned (telephone: (646) 429-1818; fax: (212) 937-4365).

Very truly yours,

/s/ Mitchell Gendel
Michell Gendel,
General Counsel & Corporate Secretary

cc:	Kathryn Jacobson, Senior Staff Accountant

Robert S. Littlepage, Accounting Branch Chief
Carlos Pacho, Senior Assistant Chief Accountant

Scott L. Kauffman, Chairman and Chief Executive Officer

David Doft, Chief Financial Officer
Christine LaPlaca, SVP Accounting and Financial Reporting

Members of the Audit Committee of Board of Directors of MDC Partners Inc.

Rise Norman (Simpson Thacher & Bartlett LLP)

Robert Trinchetto, BDO USA, LLP

EXHIBIT A

Date: August 10, 2017

To: The Files

From: MDC Partners, Inc.

Re: Aggregation of Operating Segments

ASC 280’s objective is to provide investors with a better understanding of the entity’s performance by utilizing the “management approach,” whereby external segment reporting is aligned with internal reporting. The application of ASC 280 requires an entity to identify its operating segments, determine whether it will, and is able, to aggregate any of these operating segments into a reportable segment, and determine whether there are a sufficient number of reportable segments disclosed.

MDC Partners Inc. (“MDC”, the “Company”, “we”, “our”, or “us”) is a strategic holding company that operates through a partner firm network. Each “Partner Firm” within the network operates in the marketing/advertising industry and is considered an operating segment. The Company’s chief operating decision maker (“CODM”) is its CEO, Scott Kauffman. The CODM assesses performance utilizing Adjusted EBITDA and Adjusted EBITDA as % of Net Revenue.

ASC 280 requires a public entity to determine which of those operating segments will be reported in the notes to the financial statements. ASC 280 allows individual operating segments to be aggregated for reporting purposes if certain criteria are met. Aggregation is optional. An operating segment is required to be separately reported if it meets certain quantitative thresholds.

Further, we note the following excerpt from Courtney D. Sachtleben’s remarks before the 2015 AICPA Conference on Current SEC and PCAOB Developments:

….Two or more operating segments may be aggregated into a single reportable segment when all of the following are true: (1) aggregation is consistent with the objectives and principles of the standard, (2) the operating segments have similar economic characteristics, and (3) the operating segments are similar with respect to five qualitative criteria. Reasonable judgement with a thorough understanding of an entity’s specific facts and circumstances is required in applying these criteria.

For the quarter ended June 30, 2017, based in part on feedback from the SEC, the Company performed a comprehensive review of its reportable segments to determine if the previous aggregation of the Company’s operating segments is consistent with the principles detailed in ASC 280.

Based upon the comprehensive review, MDC has assessed the economic characteristics of each Partner Firm/operating segment and established four reportable segments and an “all other” category. The four reportable segments are: Global Integrated Agencies, Domestic Creative Agencies, Specialist Communications Agencies, and Media Services. These segments are aggregated based on MDC’s range of business activities and the economic environment in which MDC operates, consistent with the principles outlined in ASC 280. MDC believes that four groupings of agencies show similar quantitative and qualitative characteristics which result in similar future prospects. MDC considered the following aggregation criteria in ASC 280-10-50-11:

Operating segments often exhibit similar long-term financial performance if they have similar economic characteristics. For example, similar long-term average gross margins for two operating segments would be expected if their economic characteristics were similar. Two or more operating segments may be aggregated into a single operating segment if aggregation is consistent with the objective and basic principles of this Subtopic, if the segments have similar economic characteristics, and if the segments are similar in all of the following areas:

•	The nature of products and services
•	The nature of production processes
•	The type or class of customer for their products and services
•	The methods used to distribute their products or provide their services
•	The nature of the regulatory environment

The excerpt from ASC 280 above contemplates similarities on both a quantitative and qualitative basis when determining which operating segments are eligible for aggregation.

The Company first analyzed economic similarities on a quantitative basis. In doing so, we considered remarks by Nili Shah, Deputy Chief Accountant in the SEC’s Division of Corporation Finance, at the 2015 AICPA Conference on Current SEC and PCAOB Developments. She highlighted that when evaluating economic similarity, registrants should understand that there are no bright lines, and significant judgment is required. In addition, the types of metrics being considered and the acceptable level of differences in those metrics among the segments being evaluated for aggregation may be different across industries. Ms. Shah also stated the expectation that operating segments will have similar economic characteristics in the future does not take precedence over the lack of similarity in current and past performance, although the number of years of past performance is not commented on.

Considering these statements, MDC considered historical fluctuations in Adjusted EBITDA margins (“Margins”) when evaluating economic similarities on a quantitative basis. Margins are meaningfully impacted by revenue growth or decline surrounding client wins and losses, while cost correction moves geared towards target staff cost ratios can bring Margins back in line. The costs at the Partner Firms are similar across the Company’s network and are significant to the Margins. The principal costs are variable (i.e. people/facilities) and MDC manages the costs at each Partner Firm in response to changes in performance. MDC recognizes that there may be short term fluctuations in the individual annual Margins that may be due to a variety of business reasons such as expansion, client wins, client losses, and resource changes. For example, if an agency loses a significant client, the agency will experience short term Margin pressure due to the lack of revenue to support current staffing levels. Depending on the specific set of circumstances, that Margin pressure may be adjusted with either new business wins or rightsizing staff which may take a few months to a few years. This is not unusual in the Company’s industry and does not change the economics surrounding the business. When considering this potential for fluctuations of Margins period over period, the Company analyzed what an acceptable level of variation in Margins would be deemed economically similar.

Further to the remarks from Courtney D. Sachtleben’s speech before the 2015 AICPA Conference on Current SEC and PCAOB Developments noted above, she added that it would be helpful to consider similarity from the perspective of a reasonable investor and it is important to consider information such as industry reports and other analysis by users of the financial statements that may provide evidence of how a reasonable investor would analyze the business.

Due to the focus on the reasonable investor, it’s important to understand how an investor utilizes our financials, and segment data specifically, to determine what level of fluctuation in Margins at the Partner Firm level would impact a reasonable investors analysis of performance.

When evaluating the performance of the Company, analysts and investors are primarily focused on our consolidated financial results, specifically organic revenue growth, consolidated Adjusted EBITDA and change in consolidated Margins. Investors understand that like our competitors, we are a holding company that is managing a portfolio of businesses in one industry, the marketing communications industry. We are all competing for the same bucket of marketing dollars and each of our agencies may be limited by client conflicts. Investors understand that a loss at one agency may be offset by a gain at another and that these client shifts do not impact the future growth potential of the Company. To the extent investors are interested in understanding the drivers of these key performance metrics, their inquiry is generally along the lines of understanding revenue growth by geography, risks and opportunities associated with large clients, and performance by client industry vertical.

Geographic revenue growth is one of the primary additional areas of investor focus. Investors closely track our revenue growth in North America, where we generate roughly 86% of our revenue. Investors also closely track our revenue growth outside of North America to evaluate the success of our strategic investments to expand our business around the world.

Additionally, geography is the most useful way to compare our performance to the various other holding companies that compete in the sector. Investors rank the industry according to organic revenue growth by geography and relative percentage of revenue in various geographies around the world. As an example, presently there is intense investor focus on organic revenue growth trends in North America, where growth among our competitors has moderated in recent periods.

Another key area of focus is understanding risks and opportunities associated with large clients. While the Company does not often disclose the specific names of our largest customers due to confidentiality agreements, investors are able to monitor industry trade press to come up with a reasonable guess of their identities. We regularly field incoming queries when there is a CMO change at one of these clients or when the client is the subject of merger and acquisition activity, both of which could possibly lead to a change in the status of our relationship with the client. Investors also closely monitor the trade press to track client wins and losses. As an example, when 72andSunny lost Samsung as a client during 2016, investors were interested in understanding the impact on revenue to the total Company, not at the agency level.

Performance in client industry verticals are also a key area of focus. Investors are keenly interested in knowing how much revenue exposure the Company has to industry verticals that are undergoing significant disruption from technology and emerging competition, as well as what the revenue trends are in aggregate for clients within those verticals. For example, there is currently intense investor interest in the consumer-packaged goods (CPG) industry. Retail, financial services and travel are also closely monitored.

When considering the intense focus of the investor and analyst community on consolidated results, revenue by geography, and performance in client industry verticals, fluctuations in Margins at the Partner Firm level would not provide worthwhile insight into the results and future prospects of MDC, and therefore the value of an investor’s investment. As such, we believe a reasonable investor in our industry would tolerate fluctuations in historical Margins when considering the economic similarities of the Partner Firms within the Company’s network, and would focus on the future prospects of those agencies as a portfolio. That being said, we believe some level of aggregation below the consolidated level would be worthwhile and consistent with the objectives and principles of ASC 280. As such, we fully evaluated both historical performance and future prospects at the Partner Firm level which is discussed in detail in this memorandum.

MDC considered the following excerpt from ASC 280 (280-10-55-7A):

Paragraph 280-10-50-11 states that operating segments are considered to be similar if they can be expected to have essentially the same future prospects. Therefore, the similarity of the economic characteristics should be evaluated based on future prospects and not necessarily on the current indicators only. In other words, if the segments do not currently have similar gross margins and sales trends but the economic characteristics and the other five criteria are met and the segments are expected to again have similar long-term average gross margins and sales trends, the two segments may be aggregated.

In analyzing quantitative similarities in the context of the “long-term average gross margin” guidance above , the Company used a ten-year period to evaluate average performance. This timeframe allows for periods of contraction and expansion in an agencies performance and acknowledges the volatility which is customary in MDC’s industry. As mentioned in Ms Shah’s remarks noted earlier in this memorandum, historical performance is more heavily weighted in the aggregation analysis than expected future results, therefore the Company utilized an average of the historical nine-year period plus budgeted results for 2017, incorporating each segment’s future prospects as part of this analysis. For those agencies which were acquired or formed more recently than nine years, we utilized the earliest period available as the starting point for the average.

[The Company is providing to the Staff additional information on a confidential and supplemental basis pursuant to 17 CFR 200.83 in a separate letter dated today.]

In addition to the quantitative, we also considered the following qualitative characteristics in our analysis:

•	Direct competition for assignments including head-to-head situations (examples referenced in Appendix A to this memorandum);
•	Shifting of business between Partner Firms;
•	Competition for the same talent/movement of talent between Partner Firms;
•	Geographic reach and focus;
•	Nature of service offerings and means of distribution; and
•	Consistent regulatory/self-regulation environment.

As further discussed below, the similarity of economic characteristics and the other five qualitative criteria outlined in ASC 280-10-50-11 are clearly met in our revised aggregation assessment.

Global Integrated Agencies

Qualitatively, each of the six Partner Firms in this segment is a global, integrated agency with broad capabilities, including advertising, branding, digital, social media, design and production services, serving multinational clients around the world. Each Partner Firm within this segment represents an operating segment, and includes 72andSunny, Anomaly, Crispin Porter + Bogusky (“CPB”), Doner, Forsman & Bodenfors (“F&B”), and KBS. These Partner Firms share similar characteristics related to (i) the nature of their services; (ii) the type of global clients and the methods used to provide services; and (iii) the extent to which they may be impacted by global economic and geopolitical risks. These firms have significantly larger growth potential then the other Partner Firms within the Company’s portfolio due to access to global markets. In addition, these Partner Firms compete with each other for new business (see Appendix A). Recent examples are the transition of the Infiniti Global Automotive account from CPB to 72andSunny, Minute Maid from Doner to Anomaly, and Sonos from 72andSunny to Anomaly.

MDC considers all the Partner firms in this segment to be the same business. For example, when the Company receives a new business lead, all Partner Firms in this segment are considered equally as prospects to compete for the client. They would then be eliminated based upon client conflict, availability, current resources, etc. [The Company is providing to the Staff additional information on a confidential and supplemental basis pursuant to 17 CFR 200.83 in a separate letter dated today.] They would react to the same market conditions in the same manner. MDC considered if providing information at a level below this aggregation would be helpful for investors. Given that all the Partner Firms in this segment have essentially the same future prospects, we do not believe this level of information would be beneficial to an investor. MDC believes that investors would not be provided with a better understanding of the Company’s future cash flows by providing disaggregated information on these Partner Firms. [The Company is providing to the Staff additional information on a confidential and supplemental basis pursuant to 17 CFR 200.83 in a separate letter dated today.]

MDC notes the following for the Partner Firms included in the Global Integrated Agencies segment (refer to Appendix B for associated financial information):

[The Company is providing to the Staff additional information on a confidential and supplemental basis pursuant to 17 CFR 200.83 in a separate letter dated today.]

Domestic Creative Agencies

Qualitatively, each of the seven Partner Firms in this group represents an advertising agency leveraging creative capabilities at its core, and services clients generally based within their own respective country within North America. Each Partner Firm that we consider part of our Domestic Creative Agencies group represents an operating segment, and includes Civilian, Colle + McVoy (“Colle”), Laird+Partners (“Laird”), Mono, Union, Vitro and Yamamoto, although not all of these operating segments are ultimately aggregated into this reportable segment as Civilian, Vitro and Yamamoto do not meet the quantitative assessment. These Partner Firms share similar characteristics related to (i) the nature of their creative advertising services; (ii) the type of domestic client accounts and the methods used to provide services; and (iii) the extent to which they may be impacted by domestic economic and policy factors within North America. In addition, these Partner Firms compete with one another for new business as shown on Appendix A. [The Company is providing to the Staff additional information on a confidential and supplemental basis pursuant to 17 CFR 200.83 in a separate letter dated today.]

Specialist Communications Agencies

Qualitatively, each of the seven Partner Firms in this segment is a communications agency with core service offerings in public relations and related services and services clients that operate internationally or within their own respective geographic region. Each Partner Firm within this segment represents an operating segment, and includes Allison + Partners (“Allison”), Hunter PR, HL Group (“HL”), Kwittken, Luntz, Sloane and Veritas. These Partner Firms share similar characteristics related to (i) the nature of their public relations and communication services; (ii) the type of client accounts and the methods used to provide services; (iii) the extent to which they may be impacted by domestic economic and policy factors within North America; and (iv) the regulatory environment regarding public relations and social media. In addition, these Partner Firms compete with each other for new business as shown on Appendix A. [The Company is providing to the Staff additional information on a confidential and supplemental basis pursuant to 17 CFR 200.83 in a separate letter dated today.]

Media Services

This segment is comprised of MDC’s network of stand-alone agencies with media buying & planning as their core competency and forms a unique single operating segment known as MDC Media Partners. The results of this operating segment will be reported as a standalone reportable segment and not aggregated with other operating segments.

Based on the detailed analysis above, the aggregation of our Partner Firms into four reportable segments and an “all other” category is deemed appropriate and in line with ASC 280.

After identifying the four reportable segments, the “All Other” category consists of the Company’s remaining Partner Firms that provide a range of diverse marketing communication services, but generally do not have similar services offerings or financial characteristics as those aggregated in the reportable segments. The nature of the specialized services provided by these Partner Firms among each other and from those Partner Firms aggregated into the reportable segments. This results in these Partner Firms having current and long-term performance expectations inconsistent with those Partner Firms aggregated in the reportable segments.

Once MDC identified its reportable segments, the Company also considered the materiality thresholds required in ASC 280. The materiality thresholds for reporting individual or aggregated operating segments are based on exceeding 10% or more of revenues, absolute profit or loss, or assets. MDC assesses the materiality threshold using GAAP revenues. For absolute profit or loss, MDC uses the metric based on how the CODM assesses performance (Adjusted EBITDA). MDC did not consider assets since the CODM does not use assets to assess performance.

In addition, reportable segments must meet the requirement that external revenue attributable to reported reportable segments is at least 75% of total consolidated revenue. As shown on Appendix C, MDC’s reportable segments exceed the 75% threshold, therefore all the remaining operating segments will be grouped together and reported as an “All Other” group. There are no operating segments in this grouping that exceed the 10% threshold.

APPENDIX A – Competitive Pitches Between Agencies

[The Company is providing to the Staff additional information on a confidential and supplemental basis pursuant to 17 CFR 200.83 in a separate letter dated today.]

APPENDIX B – Adj. EBITDA Margins

[The Company is providing to the Staff additional information on a confidential and supplemental basis pursuant to 17 CFR 200.83 in a separate letter dated today.]

APPENDIX C – Materiality Thresholds

MDC Partners

Quantitative Analysis

	GAAP Revenue						Net Revenue						Adj. EBITDA					
	2015A	% of Total	2016A	% of Total	2017B	% of Total	2015A	% of Total	2016A	% of Total	2017B	% of Total	2015A	% of Total	2016A	% of Total	2017B	% of Total
Global Integrated Agencies																		
Total Global Integrated Agencies																		
Domestic Creative Agencies																		
Total Domestic Creative Agencies																		
Specialist Communications Agencies																		
Total Specialist Communications Agencies																		
Media Services																		
Total Reportable Segments																		
All Other																		
Total All Other																		
Total Advertising and Communications

[The Company is providing to the Staff additional information on a confidential and supplemental basis pursuant to 17 CFR 200.83 in a separate letter dated today.]